Yae! Organics Inc



ANNUAL REPORT

Yae! Organics Inc
12655 W Jefferson Blvd
Los Angeles, CA 90066
yaeorganics.com

This Annual Report is dated May 25, 2020

BUSINESS

Company Overview

Yae! Organics is a smart food company that sources, formulates, and packages juice powders. We provide functional supplements, snacks, skincare, and electronics to health—focused individuals that live an on—the—go lifestyle. Our products are produced using spray and freeze dry technologies which capture, and preserves the nutrients, of fresh juice. We in turn offer these powders as raw juice powders, lemonade powders, protein powders, smoothie powders, snack bars, and gummy chewables. Our products save time, money, and reduce waste. In addition we also offer juice powder infused soaps. We're dedicated to making healthy juicing as easy and accessible as possible, inside out, without any compromises on quality.

Yae! Organics originally began as a product under the company, Foy Foods Inc., which was set up by Lorenzo Holley originally as a diverse international food distributor & sales agency. Primarily to offer consumers healthy alternatives by distributing competitively priced, plant based brands, in urban areas. Through Foy Foods Lorenzo established relationships with major farmers, growers, manufacturers, distributors, and licensees. One of those growers was Von from Vonnies Greens in Georgia. Von had an extensive experience with growing microgreens, wheatgrass in particular, and shared his knowledge with Lorenzo. Wheatgrass juice powder became Foy's first product. Lorenzo decided to expand the product line to include additional branded juice powders and Yae! Organics was born.

Competitors and Industry

There are several companies that manufacture dry powders but many of them use fillers and synthetics which compromise quality for profits. Our top competitors are Kencko, True Lemon, Crystal Light, Country Time, Sunwarrior, Shakeology, and Ouest Nutrition.

All of our products are Organic, non—gmo, 100% plant—based, and macronutrient dense.
In addition, they're void of artificial additives, colors, or preservatives.

We go the extra mile, sacrificing profits, to produce pure premium ingredients with an emphasis on functionality, safety, and nutrition. According to a 2018 survey by the International Food Information Council Foundation, 50% of consumers read ingredients, and 77% read the Nutrition Facts label. That's our competitive edge.
Compared with our competitors we have recognizable plant—based ingredients, fewer ingredients, higher nutritional value, at a more affordable market price. Also our unique blends have proprietary value.

We're part of the health—conscious movement and to our consumers, Fuss—Free Juicing is a lifestyle!

Current Stage and Roadmap

We currently have over 10,000 customers which ultimately establishes the viability of our products. Thus far we've replaced a suffice marketing budget with commissioned digital influencer partnerships, farmer's market demonstrations, and good old fashioned sales calls and visits to retailers. In 2018, there was a 18% spike in customer retention online , sold 60% of goods shipped to our retail store partners— with in 2 months, and ended the year with our highest grossing month since inception. Our planned milestones for 2020 include: a raise capital on the Start Engine; Partnerships with 3 additional chain retail stores such as Target, CVS, Walgreens, and or Wholefoods (2/15/2020— 6/1/2020); and acquire 2500—10,000 new online customers/subscribers (5/2020—12/2020).

Previous Offerings

Between January 31, 2020 and May 25, 2020, we sold 164,199 shares of common stock in exchange for $0.48 per share under Regulation Crowdfunding.

We have made the following issuances of securities within the last three years:

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 5,100,000
  Use of proceeds: null
  Date: February 22, 2019
  Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATION

Operating Results – 2019 Compared to 2018

Results of operations

Year ended December 31, 2017 compared to year 2018 and 2019

Revenue

Revenue for fiscal year 2017 was $21,489. In 2017 we started with one product (wheatgrass powder) at local farmers markets. That year we added 3 additional powders to our product line, launched our website, and social media platforms. As a result of our organic presence across social media we saw revenues increase 600% in 2018 to $128,989. We attribute the spike in revenue to our ($15,745.96) digital ad spend across social media. In 2019 we saw a 25% decrease in revenue $$96,480. We attribute the decrease to our decision to cut back on digital ad spend 548% ($2,873.56) to focus on customer retention. We believe our business is built on returning customers. So in 2019 we cut spending, for acquiring new customers, to develop a strategy to increase our existing customer retention. In 2019 we saw a 18% increase in customer retention. We also developed new products specifically designed to increase our retention further. We believe we are currently in the position to spike sales with an adequate marketing budget but also retain our customers for substantial long term growth.

Cost of goods

Cost of goods was $4,427.41(2017), $27,287.25 (2018), and $23,969 (2019).

Gross margins

Our gross margins remained consistent. 79% (2017), 79% (2018), and 75% (2019). We attribute the 4% decrease between 2018-2019 to our decrease in marketing spend to focus on retention and research and development.

Expenses

The Company's expenses consist of human resources, marketing , cost of goods, shipping, sales expenses, fees for professional services, patents, and research and development. Our greatest expense in 2018 was human resources ($34,400). We hired 2 experts to manage our digital ad campaigns and consumer communications. In 2019 our Human resource expense decreased 38% ($13,091.13) as we paused our ads to focus on retention. Approximately $200,000 of this increase was due to increased compensation and benefits costs. The Company hired seven employees in 2018, three in sales, three in marketing and one in operations.

The following discussion is based on our unaudited operating data and is subject to change once we complete our fiscal year, prepare our consolidated financial statements and our accountant completes a financial review of those statements.

Liquidity and Capital Resources

At December 31, 2019, the Company had cash of $39,318. [*The Company intends to raise additional funds through an equity financing.*]

Debt

The Company does not have any material terms of indebtedness.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Lorenzo Holley

Lorenzo Holley's current primary role is with the Issuer. Positions and offices currently held with the issuer:

Position: Founder; CEO; Director
Dates of Service: February 21, 2019 —Present
Responsibilities: responsibilities include making maJor corporate decisions, managing the overall operations and resources of the company, acting as the main point of communication between the board of directors (the board) and corporate operations. Lorenzo does not take a salary

Other business experience in the past three years:

Employer: Nibor Resources Title: Founder
Dates of Service: October 23, 2017 —Present
Responsibilities: Helped found company, but is not active in operations.

Other business experience in the past three years:
Employer: Know Box Ventures
Title: Principal
Dates of Service: January 01, 2016 — Present
Responsibilities: Developing concepts into products. Supporting inventors with product management, patent monetization, and IP monetization

Other business experience in the past three years:

Employer: Reagal Films LLC Title: Reagal Films LLC

Dates of Service: April 01, 2008 —Present

Responsibilities: Negotiating and licensing film content to domestic & international licensees and distributors. Increased annual gross sales by 40% annually. Implementing strategic goals for marketing campaigns. Leading a team of 10 creative and technical staff. Also successfully expanding the marketing reach of older content into emerging digital platforms. Lorenzo is a co—founder but is not actively working here. He still receives royalties from the films he produced. This allows him to work on Yae! Organics without a salary for now.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2019, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Robin Holley	2,550,000	Common Stock	50.0
Lorenzo Holley	2,550,000	Common Stock	50.0

RELATED PARTY TRANSACTIONS

The Company has not conducted any related party transactions.

OUR SECURITIES

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 222,915 of Common Stock.

Common Stock

The amount of security authorized is 10,000,000 with a total of 5,100,000 outstanding.

Voting Rights

1 vote per share

Material Rights

There are no material rights associated with Common Stock.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock. If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on May 31, 2018.

Yae! Organics Inc

By   /s/ Lorenzo Holley

    Name: Lorenzo Holley

    Title: Chief Executive Officer

Exhibit A

FINANCIAL STATEMENTS

CERTIFICATION

    I, Lorenzo Holley, Principal Executive Officer of Yae! Organics Inc, hereby certify that the financial statements of Yae! Organics Inc included in this Report are true and complete in all material respects.

/s/ Lorenzo Holley

Principal Executive Officer

I, _Lorenzo Holley_ (Print Name), the _____CEO_____ (Principal Executive Officers) of Foy Foods Inc., hereby certify that the financial statements of Foy Foods Inc., and notes thereto for the periods ending February 18, 2019 and December 31, 2018 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

The company has not yet filed its 2017 through 2019 tax returns.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the ____1/23/2020 (Date of Execution).

_____ (Signature)

_____CEO_____ (Title)

____1/23/2020____ (Date)

FOY FOODS INC

FINANCIAL STATEMENTS
(UNAUDITED)

AS OF AND FOR THE YEARS ENDED
FEBRUARY 20, 2019 AND DECEMBER 31, 2018

FOY FOOD INC.
Index to Financial Statements
(unaudited)


FOY FOODS INC.
BALANCE SHEETS
FEBRUARY 20, 2019 AND DECEMBER 31, 2018 AND 2017
(unaudited)


	Amount (USD)		
	2019	2018	2017
ASSETS			
Current Assets			
Cash in bank	**$39,318**	$57,173	$13,964
Inventories	**38,000**	–	–
	77,318	57,173	13,964
LIABILITIES AND EQUITY			
Current Liabilities			
Accounts and other payables	**13,083**	5,908	–
	13,083	5,908	–
Equity			
Capital	**5,000**	5,000	5,000
Accumulated earnings	**59,235**	46,265	8,964
	64,235	51,265	13,964
TOTAL LIABILITIES AND EQUITY	**$77,318**	$57,173	$13,964

FOY FOODS INC.
STATEMENTS OF OPERATIONS
FOR THE PERIODS ENDED FEBRUARY 20, 2019 AND DECEMBER 31, 2018 AND 2017
(unaudited)

	Amount (USD)		
	2019	2018	2017
SALES	**$17,826**	$128,989	$21,489
COST OF GOODS SOLD	**1,272**	27,287	4,427
GROSS PROFIT	**16,553**	101,701	17,062
OPERATING EXPENSES	**3,583**	64,400	8,098
NET INCOME	**$12,970**	$37,301	$8,964

FOY FOODS INC.
STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE PERIODS ENDED FEBRUARY 20, 2019 AND DECEMBER 31, 2018
(unaudited)

	Common stock		Additional Paid-in Capital	Accumulated Earnings	Total Stockholders' Equity
	Shares	Amount			
December 31, 2016	10,000	5,000	-	-	5,000
Contribution	-	-	-	-	-
Distribution	-	-	-	-	-
Net income (loss)	-	-	-	8,964	8,964
Balance at December 31, 2017	10,000	5,000	-	8,964	13,964
Contribution	-	-	-	-	-
Distribution	-	-	-	-	-
Net income (loss)	-	-	-	37,301	37,301
Balance at December 31, 2018	10,000	5,000	-	46,265	51,265
Contribution	-	-	-	-	-
Distribution	-	-	-	-	-
Net income (loss)	-	-	-	12,970	12,970
Balance at February 18, 2019	**10,000**	**$ 5,000**	**$ -**	**$ 59,235**	**$ 64,235**

6

FOODS FOOD INC.
STATEMENTS OF CASH FLOWS
FOR THE PERIODS ENDED FEBRUARY 20, 2019 AND DECEMBER 31, 2018
(unaudited)

	Amount (USD)		
	2019	2018	2017
CASH FLOWS FROM OPERATING ACTIVITIES			
Income before income tax	**$12,970**	$37,301	$8,964
Increase in:			
Inventories	**(38,000)**		
Accounts and other payables	**7,175**	5,908	–
Net cash flows provided by (used in) operating activities	**(17,855)**	43,209	8,964
CASH FLOWS FROM FINANCING ACTIVITIES			
Investments	**–**	–	5,000
Net cash flows used in investing activities	**–**	–	5,000
NET INCREASE IN CASH	**(17,855)**	43,209	13,964
CASH AT BEGINNING OF YEAR	**57,173**	13,964	–
CASH AT END OF YEAR	**$39,318**	$57,173	$13,964

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NOTE 1 – NATURE OF OPERATIONS

Foy Foods Inc., was formed on July 11, 2013 (Inception) in the State of California. The financial statements of Foy Foods Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Los Angeles, CA.

Foy Foods smart food company that sources, formulates, and packages juice powders. We provide functional supplements, snacks, beverages, and skincare to health-focused individuals that live an on-the-go lifestyle. We're dedicated to making healthy juicing as easy and accessible as possible without any compromises on quality.

Foy Foods, Inc, a California Corporation, terminated its operations on February 18, 2019. A new C Corporation, Yae! Organics, Inc, on February 21, 2019 in the state of California. All future businesses will occur in Yae! Organics, Inc. No assets, liabilities and goodwill were transferred from Foy Foods, Inc to Yae! Organics, Inc.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 11, 2019. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from the sale of our products when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and CA state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company has not yet filed its tax returns from 2017 through 2019 and is not currently under examination by any tax authority.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

The company has no debt.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock
We have authorized the issuance of 10,000 shares of our common stock at $1 par value. As of February 18, 2019, the company had issued all 10,000 shares of its common stock to founder.

NOTE 6 – RELATED PARTY TRANSACTIONS
There are no related party transactions.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after February 18, 2019, through January 22, 2020, the issuance date of these financial statements.

Foy Foods, Inc, a California Corporation, terminated its operations on February 18, 2019. A new C Corporation, Yae! Organics, Inc, was incorporated on February 21, 2019 in the state of California. All future businesses will occur in Yae! Organics, Inc. No assets, liabilities and goodwill were transferred from Foy Foods, Inc to Yae! Organics, Inc.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

I, Lorenzo Holley (Print Name), the CEO (Principal Executive Officers) of _____ Yael Organics Inc., hereby certify that the financial statements of Yael Organics Inc., and notes thereto for Inception (February 21, 2019) to ending December December 31, 2019 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

The company was not in existence in prior year and was incorporated in 2019.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 1 / 23 / 2020 (Date of Execution).

_____ (Signature)

CEO (Title)

1/23/2020 (Date)

YAE! ORGANICS INC.
FINANCIAL STATEMENTS
(UNAUDITED)

AS OF AND FOR THE YEARS ENDED
AS OF INCEPTION (FEBRUARY 21, 2019) TO DECEMBER 31, 2019

Yae!Organics Inc.
Index to Financial Statements
(unaudited)

YAE! ORGANICS INC.
BALANCE SHEETS
AS INCEPTION (FEBRUARY 21, 2019) DECEMBER 31, 2019
(unaudited)

ASSETS	
Current Assets	
Cash in bank	$20,195
Inventories	35,000
	55,195
LIABILITIES AND EQUITY	
Current Liabilities	
Accounts and other payables	13,083
	13,083
Equity	
Accumulated earnings	42,112
	42,112
TOTAL LIABILITIES AND EQUITY	$55,195

YAE! ORGANICS INC.
STATEMENTS OF OPERATIONS
AS INCEPTION (FEBRUARY 21, 2019) TO DECEMBER 31, 2019
(unaudited)

SALES	$96,480
COST OF GOODS SOLD	23,969
GROSS PROFIT	72,511
OPERATING EXPENSES	30,399
NET INCOME	$42,112

YAE! ORGANICS INC.
STATEMENTS OF STOCKHOLDERS' EQUITY
AS INCEPTION (FEBRUARY 21, 2019) TO DECEMBER 31, 2019
(unaudited)

	Common stock		Subscription Receivable	Additional Paid-in Capital	Accumulated Earnings	Total Stockholders' Equity
	Shares	Amount				
Inception (February 21, 2019)	-	$ -	$ -	$ -	$ -	$ -
Issuance of Founders Shares	5,100,000	-	-	-	-	-
Contribution	-	-	-	-	-	-
Distribution	-	-	-	-	-	-
Net income (loss)	-	-	-	-	42,112	42,112
Balance at December 31, 2019	5,100,000	-	-	-	42,112	42,112

6

YAE! ORGANICS INC.
STATEMENTS OF CASH FLOWS
AS INCEPTION (FEBRUARY 21, 2019) TO DECEMBER 31, 2019
(unaudited)

CASH FLOWS FROM OPERATING ACTIVITIES	
Income before income tax	$42,112
Increase in:	
Inventories	(35,000)
Accounts and other payables	13,083
Net cash flows provided by operating activities	20,195
NET INCREASE IN CASH	20,195
CASH AT BEGINNING OF YEAR	–
CASH AT END OF YEAR	$20,195

7

NOTE 1 – NATURE OF OPERATIONS

Yae! Organics Inc., was formed on February 21, 2019 (Inception) in the State of California. The financial statements of Yae! Organics Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Los Angeles, CA.

Yae! Organics is smart food company that sources, formulates, and packages juice powders. We provide functional supplements, snacks, beverages, and skincare to health-focused individuals that live an on-the-go lifestyle. We're dedicated to making healthy juicing as easy and accessible as possible without any compromises on quality.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
>
> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.
>
> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 11, 2019. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company will recognize revenues from the sale of our products when (a) persuasive evidence that an

8

agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and CA state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

The company has no debt.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock

We have authorized the issuance of 10,000,000 shares of our common stock at no par value. As of December 11, 2019, the company has currently issued 5,100,000 shares of our common stock.

NOTE 6 – RELATED PARTY TRANSACTIONS

There are no related party transactions.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2019 through December 18, 2019, the issuance date of these financial statements.

There have been no other events or transactions during this time which would have a material effect on these financial statements.